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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CHECKPOINT SYSTEMS, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE

                         (Title of Class of Securities)

                                    162825103
                                 (CUSIP Number)


                                 JEROME J. LANDE
                              MMI INVESTMENTS L.P.
                              152 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 586-4333

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                 MARCH 24, 2003
           (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.          162825103             13D                         PAGE 2 OF 6

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1 (ENTITIES ONLY)

     MMI Investments L.P.
     I.R.S. Identification No.:  141810589

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2 (SEE Instructions)
                                                                         (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
     SEC USE ONLY
   3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (SEE Instructions)
   4
        OO

--------------------------------------------------------------------------------
     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   5 2(d) or 2(e)

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
   6
        Delaware

--------------------------------------------------------------------------------
                   SOLE VOTING POWER
  NUMBER OF      7
                      1,941,400
   SHARES        ---------------------------------------------------------------
                   SHARED VOTING POWER
 BENEFICIALLY    8

   OWNED BY      ---------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH        9
                      1,941,400
  REPORTING
                 ---------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10

     WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
        1,941,400

--------------------------------------------------------------------------------
     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
        6.0%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE Instructions)
  14
        PN

--------------------------------------------------------------------------------

                         *SEE ITEM 5 OF TEXT BELOW.


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CUSIP No.          162825103             13D                         PAGE 3 OF 6


--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   1 (ENTITIES ONLY)

        MCM Management, LLC
        I.R.S. Identification No.:  14-1814578

--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2 (SEE Instructions)
                                                                         (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
     SEC USE ONLY
   3

--------------------------------------------------------------------------------
     SOURCE OF FUNDS (SEE Instructions)
   4
        AF

--------------------------------------------------------------------------------
     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   5 2(d) or 2(e)


--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
   6
        Delaware

--------------------------------------------------------------------------------
                   SOLE VOTING POWER
  NUMBER OF      7

    SHARES
                ----------------------------------------------------------------
                   SHARED VOTING POWER
 BENEFICIALLY    8
                      1,941,400

   OWNED BY     ----------------------------------------------------------------
                   SOLE DISPOSITIVE POWER
     EACH        9

  REPORTING
                ----------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
    PERSON      10
                      1,941,400
     WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
        1,941,400

--------------------------------------------------------------------------------
     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
        6.0%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE Instructions)
  14
        OO

--------------------------------------------------------------------------------

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      This Amendment No. 1 (this "FIRST AMENDMENT") amends a statement on
Schedule 13D, originally filed September 24, 2002 (the "ORIGINAL STATEMENT"), relating to the common stock, par value $0.10 per share (the "COMMON STOCK") of Checkpoint Systems, Inc., a Pennsylvania corporation (the "ISSUER" or the "COMPANY") whose principal executive office is located at 101 Wolf Drive, Thorofare, New Jersey 08086.

      This First Amendment amends and supplements the Original Statement and should be read in conjunction therewith. There have been no changes in the information reported in the Original Statement except as indicated below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Original Statement.

      1. Item 3 of the Original Statement is hereby amended and restated to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The total purchase price of the 1,941,400 shares of Common Stock (including the shares reported in the Original Statement) (the "SHARES") purchased by MMI Investments was $21,555,766, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this First Amendment.

      2. Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Based on approximately 32,513,316 shares of Common Stock outstanding as of October 22, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002, the Shares owned by MMI Investments represent approximately 6.0% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have shared power over the voting and disposition of such Shares.

      Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

      (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

      (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.


                                     4 of 6

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      (e)   Not applicable.

                                     5 of 6

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

      Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date:  March 24, 2003

                                    MMI INVESTMENTS L.P.

                                    By: MCM Management, LLC
                                        General Partner



                                    By: /s/ Jerome J. Lande
                                        -------------------------------
                                        Jerome J. Lande
                                        Vice President

                                    MCM MANAGEMENT, LLC




                                    By: /s/ Jerome J. Lande
                                        -------------------------------
                                        Jerome J. Lande
                                        Vice President


                                     6 of 6
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                                   SCHEDULE I

                           MCM MANAGEMENT, LLC ("MCM")

                      VOTING MEMBERS AND EXECUTIVE OFFICERS

NAME AND BUSINESS ADDRESS             POSITION AND PRINCIPAL OCCUPATION
-------------------------             ---------------------------------

John S. Dyson                         Voting Member and Chairman of MCM;
152 West 57th Street                  Voting Member and Chairman of Millcap
New York, New York 10019                 Advisors, LLC ("MILLCAP"), 152 West
                                         57th Street, New York, New York 10019

Clay B. Lifflander                    Voting Member and President of MCM;
152 West 57th Street                  Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                        Voting Member, Executive Vice President,
152 West 57th Street                     and Secretary of MCM;
New York, New York 10019              Voting Member, Executive Vice President,
                                         Chief Financial Officer, and General
                                         Counsel of Millcap




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                                   SCHEDULE II

                  OPEN MARKET PURCHASES BY MMI INVESTMENTS
                               DURING PAST 60 DAYS

           DATE                  NUMBER OF SHARES            PRICE/SHARE
         --------                ----------------            -----------
         02/28/03                     30,000                    $9.40
         03/05/03                     15,000                    $9.36
         03/06/03                     10,000                    $9.30
         03/07/03                      4,600                    $9.22
         03/10/03                     10,000                    $8.95
         03/11/03                     48,100                    $8.93
         03/12/03                     20,000                    $8.94
         03/12/03                     27,300                    $8.94
         03/13/03                     25,000                    $9.08
         03/24/03                     25,000                    $9.53




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                                  EXHIBIT INDEX



NUMBER                             DESCRIPTION


1. Joint Filing Agreement dated as of March 24, 2003, by and between MMI Investments and MCM.